UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-34977

YOUKU TUDOU INC.

7/F, Tower B, World Trade Center,

No. 36 North Third Ring Road, Dongcheng District,

Beijing 100029, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUKU TUDOU INC.

By	:	/s/ Dele Liu
Name	:	Dele Liu
Title	:	Director and President

Date: November 6, 2015

EXHIBIT INDEX

Exhibit 99.1 — Press release dated November 6, 2015

Exhibit 99.2 — Agreement and Plan of Merger, dated as of November 6, 2015, by and among Ali YK Investment Holding Limited, Ali YK Subsidiary Holding Limited, Youku Tudou Inc. and, solely for the purposes of Section 9.08, Section 9.09 and Section 9.10 thereof, Alibaba Investment Limited